UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

21 June 2017

Commission File Number:  001-10691

DIAGEO plc
(Translation of registrant’s name into English)

Lakeside Drive, Park Royal, London NW10 7HQ
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X                                                                  Form 40-F

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

21 June 2017

Diageo to acquire super-premium tequila Casamigos

Diageo has entered into a definitive agreement to acquire Casamigos, the fastest growing super-premium tequila brand in the US.  This is an exciting opportunity for Diageo to strengthen its participation in the fast growing tequila category, as well as expand the brand internationally. The transaction values Casamigos at up to $1 billion, with initial consideration set at $700 million and a further potential $300 million based on a performance linked earn-out over 10 years, reflecting the brand's exceptional growth trajectory and upside potential.

Casamigos was created in 2013 by founders Rande Gerber, George Clooney and Mike Meldman. The essence of the brand, "made by friends for friends", is reflected in the name, Casamigos or 'house of friends'. Since inception Casamigos has received numerous awards and accolades from tequila experts, taste makers and influencers across the US.  Casamigos has an authentic brand identity with a smooth and accessible taste profile. The brand's quality and uniqueness has delivered impressive growth, reaching 120k cases in 2016, primarily in the US, and a CAGR of 54% in the last two years. The brand is on track to reach over 170k cases by the end of 2017.

To date, the founders have built a brand that has thrived under their organic approach in reaching and expanding their "house of friends", and they will continue to promote the brand and provide their leadership and vision. We are delighted that the founders will have continued involvement and active participation in the future success of Casamigos.  This, combined with the strengths of Diageo, will ensure the continued momentum of the brand in the US as well as realising the growth opportunity from international expansion.

The transaction is expected to close in the second half of calendar 2017, subject to regulatory clearances. Diageo expects the transaction will be EPS neutral for the first three years and accretive thereafter. We expect the acquisition will be economic profit positive in the fourth full fiscal year post-completion.

The acquisition will be funded through existing cash resources and debt.

Commenting today Ivan Menezes, Chief Executive of Diageo, said "We are delighted to announce this transaction today to extend our participation in the tequila category. It supports our strategy to focus on the high growth super-premium and above segments of the category. With the global strength of Diageo we expect to expand the reach of Casamigos to markets beyond the US to capitalise on the significant international potential of the brand. We look forward to building on the remarkable success of Casamigos to date."

Deirdre Mahlan, President Diageo North America, commented "I am excited by the opportunity to bring Casamigos into the Diageo portfolio which allows us to further penetrate this exciting and high growth category. We believe Casamigos will play a complementary role alongside Tequila Don Julio. We look forward to partnering with Rande, George and Mike to realise the full potential of the brand."

"We are extremely excited to team up with one of the largest, most respected spirits companies in the world," said Casamigos Tequila Co-founder, Rande Gerber.  "What started from a friendship and an idea to create the best tasting, smoothest tequila as our own house tequila to drink and share with friends, has quickly turned into the fastest growing super-premium tequila. Casamigos has always been brought to you by those who drink it and we look forward to continuing that, working alongside the expertise and global reach of Diageo. Now even more people will be able to enjoy and experience our love and passion for Casamigos."

ENDS

Enquiries:

Media relations:	Global
	Kirsty King	+44 (0)7855 808 959
	Dominic Redfearn	+44 (0)7971 977 759
	press@diageo.com	+44 (0)20 8978 2749

US
	Zsoka McDonald	+12032294730

Investor relations:	Pier Falcione	+44 (0)7786 031 939
	Andy Ryan	+44 (0)7803 854 842
investor.relations@diageo.com

About Diageo
Diageo is a global leader in beverage alcohol with an outstanding collection of brands including Johnnie Walker, Crown Royal, JeB, Buchanan's and Windsor whiskies, Smirnoff, Cîroc and Ketel One vodkas, Captain Morgan, Baileys, Don Julio, Tanqueray and Guinness.

Diageo is a global company, and our products are sold in more than 180 countries around the world. The company is listed on both the London Stock Exchange (DGE) and the New York Stock Exchange (DEO). For more information about Diageo, our people, our brands, and performance, visit us at www.diageo.com. Visit Diageo's global responsible drinking resource, www.DRINKiQ.com, for information, initiatives, and ways to share best practice.

Celebrating life, every day, everywhere.

Cautionary statement concerning forward-looking statements
This document contains 'forward-looking' statements. These statements can be identified by the fact that they do not relate only to historical or current facts. In particular, forward-looking statements include all statements that express forecasts, expectations, plans, outlook, objectives and projections with respect to future matters, including trends in results of operations, margins, growthrates, overall market trends, the impact of changes in interest or exchange rates, the availability or cost of financing to Diageo, anticipated cost savings or synergies, expected investments, the completion of Diageo's strategic transactions and restructuring programmes, anticipated tax rates, changes in the international tax environment, expected cash payments, outcomes of litigation, anticipated deficit reductions in relation to pension schemes and general economic conditions. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements, including factors that are outside Diageo's control.

                             These factors include, but are not limited to:
●    economic, political, social or other developments in countries and markets in which Diageo operates, which may contribute to reduced demand for Diageo's products, reduced consumer spending, negative impacts on Diageo's customer, supplier and financial counterparties or the imposition of import, investment or currency restrictions;
●    the results of the decision in the United Kingdom's referendum on 23 June 2016 to leave the European Union and its stated intention to exit the single market, which may lead to a sustained period of economic and political uncertainty and complexity until the detailed terms ofthe United Kingdom's exit from the European Union and any successor trading arrangements with other countries are finalised, which may negatively impact economic conditions in Europe more generally and could have an adverse impact on Diageo's business operations and financial performance;
                                    changes in consumer preferences and tastes, including as a result of changes in demographic and social trends, public health regulations and travel, vacation or leisure activity patterns, or as a result of contamination, counterfeiting or other circumstances which could harm the integrity or sales of Diageo's brands;
●    any litigation or other similar proceedings (including with tax, customs and other regulatory authorities), including that directed at the drinks and spirits industry generally or at Diageo in particular, or the impact of a product recall or product liability claim on Diageo's profitability or reputation;
●    the effects of climate change and related regulations and other measures to address climate change, including any resulting impact on the cost and supply of water;
●    changes in the cost of production, including as a result of increases in the cost of commodities, labour and/or energy or as a result of inflation;
●    legal and regulatory developments, including changes in regulations regarding production, product liability, distribution, importation, labelling, packaging, consumption, advertising and data privacy; changes in tax law (including tax treaties), rates or requirements (including with respect to the impact of excise tax increases) or accounting standards; and changes in environmental laws, health regulations and the laws governing labour and pensions;
●    changes to the international tax environment such as the OECD Base Erosion and Profit Shifting Initiative and EU anti-tax abuse measures resulting in uncertainty around the application of existing and new tax laws, leading to unexpected tax exposures;
●    the consequences of any failure by Diageo to comply with anti-corruption and other laws and regulations or any failure of Diageo's related internal policies and procedures to comply with applicable law;
●    ability to maintain Diageo's brand image and corporate reputation or to adapt to a changing media environment, and exposure to adverse publicity, whether or not justified, and any resulting impacts on Diageo's reputation and the likelihood that consumers choose products offered by Diageo's competitors;
●    increased competitive product and pricing pressures, including as a result of actions by increasingly consolidated competitors, that could negatively impact Diageo's market share, distribution network, costs or pricing;
●    the effects of Diageo's business strategies, including in relation to expansion in emerging markets and growth of participation in international premium spirits markets, the effects of business combinations, partnerships, acquisitions or disposals, existing or future, and the ability to realise expected synergies and/or costs savings;
●    Diageo's ability to benefit from its strategy, including its ability to expand into new markets, to complete and benefit from existing or future business combinations or other transactions, to implement cost saving and productivity initiatives or to forecast inventory levels successfully;
●    contamination, counterfeiting or other events that could adversely affect the perception of Diageo's brands;
                                   increased costs or shortages of talent;
●    disruption to production facilities or business service centres or information systems (including cyber-attack), existing or future;
●    fluctuations in exchange rates and interest rates, which may impact the value of transactions and assets denominated in other currencies, increase the cost of financing or otherwise affect Diageo's financial results;
●    movements in the value of the assets and liabilities related to Diageo's pension funds;
●    renewal of supply, distribution, manufacturing or licence agreements (or related rights) and licences on favourable terms or at all when they expire; and
●    failure of Diageo to protect its intellectual property rights.

All oral and written forward-looking statements made on or after the date of this document and attributable to Diageo are expressly qualified in their entirety by the above factors and by the 'Risk factors' section in our annual report for the financial year ended 30 June 2016. Any forward-looking statements made by or on behalf of Diageo speak only as of the date they are made. Diageo does not undertake to update forward-looking statements to reflect any changes in Diageo's expectations with regard thereto or any changes in events, conditions or circumstances on which any such statement is based. The reader should, however, consult any additional disclosures that Diageo may make in any documents which it publishes and/or files with the US Securities and Exchange Commission (SEC). All readers, wherever located, should take note of these disclosures.

This document includes names of Diageo's products, which constitute trademarks or trade names which Diageo owns, or which others own and license to Diageo for use. All rights reserved. © Diageo plc 2017.

The information in this document does not constitute an offer to sell or an invitation to buy shares in Diageo plc or an invitation or inducement to engage in any other investment activities.

This document may include information about Diageo's target debt rating. A security rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time by the assigning rating organisation. Each rating should be evaluated independently of any other rating.

Past performance cannot be relied upon as a guide to future performance.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Diageo plc
(Registrant)

Date: 21 June 2017	By: /s/John Nicholls
Name: John Nicholls
Title: Deputy Company Secretary